Exhibit 99.1

Eco Wave Power Finalizes Floaters Production for First-Ever U.S. Wave Energy Project, Clearing Path for July Deployment

Los Angeles, US – July 14, 2025 – Eco Wave Power Global AB (publ) (Nasdaq U.S.: WAVE), a leading onshore wave energy technology company, is pleased to announce the successful completion of production of all floaters for its first U.S. wave energy project, located at the Port of Los Angeles.

The milestone marks a key step forward in the implementation of the first-ever onshore wave energy pilot station in the United States. The floaters—custom-engineered wave energy devices—were fully manufactured by All-Ways Metal, a woman-owned metal fabrication company based in California and the official U.S. manufacturing partner for the pilot.

With the painting phase now finalized, the floaters are moving into the final assembly and logistics phase in preparation for deployment, which is expected to begin later this month.

“This is a proud moment for our team and for the future of wave energy in the United States,” said Inna Braverman, Founder and CEO of Eco Wave Power. “The completion of all floaters signals that this long-anticipated project is no longer theoretical—it’s ready for real-world application. Thanks to our outstanding partners at All-Ways Metal, we are demonstrating that high-quality, U.S.-based cleantech manufacturing is not only possible but thriving.”

The floaters will be installed on a pre-existing jetty structure at the Port of Los Angeles, where wave motion will be converted into clean electricity by Eco Wave Power’s patented onshore conversion unit. The system offers a low-maintenance, environmentally friendly alternative to traditional offshore wave energy technologies.

Earlier this year, representatives from Eco Wave Power and the Port of Los Angeles conducted a joint visit to the installation site, finalizing the deployment strategy. The official opening of the project is expected to take place later this summer.

This pilot project is supported by Shell’s Marine Renewable Program and represents a cornerstone of Eco Wave Power’s entry into the U.S. renewable energy market. It also reinforces the Company’s commitment to local sourcing, U.S. job creation, and building strong partnerships in the cleantech ecosystem.

About Eco Wave Power Global AB (publ)

Eco Wave Power (Nasdaq: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that the floaters will be deployed in July and that the onshore wave energy pilot station will officially open later this summer. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.